EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

1.	China Disability Access Corporation, a Nevada Corporation
2.	International Card Technologies, Inc., a Nevada Corporation
3.	PTS Global Capital Inc., a Nevada Corporation
4.	PS International Capital Inc., a Nevada Corporation
5.	Disability Access Corporation, a Nevada Corporation
6.	Disability Access Consultants Inc., a Nevada Corporation
7.	Glove Box™, Inc., a Nevada Corporation